UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: December 13, 2006
Commission file number 001-33198
TEEKAY OFFSHORE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40- F ☐
     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):]

Yes ☐	No ☑
     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):]

Yes ☐	No ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________]

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is a copy of an announcement of Teekay Offshore Partners L.P. (the “Partnership”), dated December 13, 2006.
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP.
•	REGISTRATION STATEMENT ON FORM F-1 (NO. 333-139116) FILED WITH THE SEC ON DECEMBER 4, 2006
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2006	TEEKAY OFFSHORE PARTNERS L.P.
	By:	Teekay Offshore GP L.L.C.

	By:	/s/ Peter Evensen
Name: Peter Evensen
Title: Chief Executive Officer

EXHIBIT I

TEEKAY OFFSHORE PARTNERS L.P. Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas
NEWS RELEASE

TEEKAY OFFSHORE PARTNERS L.P. ANNOUNCES
PRICING OF ITS INITIAL PUBLIC OFFERING

Nassau, The Bahamas — December 13, 2006 — Teekay Offshore Partners L.P. (NYSE: TOO) announced today that it has priced its initial public offering of 7,000,000 of its common units at $21.00 per unit. The 7,000,000 common units represent a 35.0% limited partner interest in the master limited partnership and the offering will increase to 8,050,000 common units if the underwriters exercise in full their over-allotment option. Teekay Shipping Corporation (NYSE: TK) owns the remaining interests in the partnership, including common units, subordinated units, incentive distribution rights and its 2% general partner interest. The common units will trade on the New York Stock Exchange under the symbol “TOO”.
Citigroup Corporate and Investment Banking and Merrill Lynch & Co. acted as joint book-running managers and representatives of the underwriters, which include Morgan Stanley, A.G. Edwards, Deutsche Bank Securities, Raymond James, Simmons & Company International, DnB NOR Markets and Fortis Securities.
This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities issuable pursuant to the registration statement, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offer will be made only by means of a written prospectus meeting the requirements of Section 10 of the Securities Act of 1933. A copy of the final prospectus may be obtained, when available, from Citigroup Corporate and Investment Banking, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220, Attention: Prospectus Department; fax: 718-765-6734; phone: 718-765-6732; or Merrill Lynch & Co., 4 World Financial Center, Attention: Prospectus Department, New York, New York 10080; phone: 212-449-1000.
The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.
About Teekay Offshore Partners L.P.
Teekay Offshore Partners L.P. (NYSE: TOO), a Marshall Islands partnership recently formed by Teekay Shipping Corporation (NYSE: TK), is an international provider of marine transportation and storage services to the offshore oil industry. Immediately following the closing of its initial public offering offering, Teekay Offshore Partners will own a 26.0% interest in and control Teekay Offshore Operating L.P., a Marshall Islands limited partnership with a fleet of 36 shuttle tankers (including 12 chartered-in vessels), four floating storage and offtake units and nine conventional crude oil Aframax tankers. Teekay Offshore Partners L.P. will also have rights to participate in certain floating production, storage and offloading (FPSO) opportunities involving Teekay Petrojarl ASA.
For Investor Relations enquiries contact:
Scott Gayton
Tel: + 1 (604) 609-6442
For Media enquiries contact:
Jennifer Horner
Tel: + 1 (604) 844-6631
- end -